UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TORTOISE Acquisition Corp. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G89554 102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 7 Pages)

CUSIP No. G89554 102	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Tortoise Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,520,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,520,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,520,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (2)
12	TYPE OF REPORTING PERSON OO

(1)	The shares reported above represent Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248269). Tortoise Sponsor II LLC is the record holder of the Class B ordinary shares reported herein. TortoiseEcofin Borrower LLC is the managing member of Tortoise Sponsor II LLC. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Borrower LLC, TortoiseEcofin Parent Holdco LLC and TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Tortoise Sponsor II LLC.

(2)	The percentage set forth in Row 11 of this Cover Page is based on 34,500,000 Class A ordinary shares of the Issuer outstanding as of November 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G89554 102	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON TortoiseEcofin Borrower LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,520,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,520,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,520,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (2)(3)
12	TYPE OF REPORTING PERSON OO

(1)	The shares reported above represent Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248269). Tortoise Sponsor II LLC is the record holder of the Class B ordinary shares reported herein. TortoiseEcofin Borrower LLC is the managing member of Tortoise Sponsor II LLC. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Borrower LLC, TortoiseEcofin Parent Holdco LLC and TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Tortoise Sponsor II LLC.

(2)	Excludes 5,933,333 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by TortoiseEcofin Borrower LLC that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 34,500,000 Class A ordinary shares of the Issuer outstanding as of November 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G89554 102	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON TortoiseEcofin Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,520,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,520,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,520,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8% (2)(3)
12	TYPE OF REPORTING PERSON OO

(1)	The shares reported above represent Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248269). Tortoise Sponsor II LLC is the record holder of the Class B ordinary shares reported herein. TortoiseEcofin Borrower LLC is the managing member of Tortoise Sponsor II LLC. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Borrower LLC, TortoiseEcofin Parent Holdco LLC and TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Tortoise Sponsor II LLC.

(2)	Excludes 5,933,333 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by TortoiseEcofin Borrower LLC that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 34,500,000 Class A ordinary shares of the Issuer outstanding as of November 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G89554 102	13G	Page 5 of 7 Pages

Item 1(a).	NAME OF ISSUER:

Tortoise Acquisition Corp. II (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5100 W. 115th Place, Leawood, KS 66211

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities, all of whom are together referred to herein as the “Reporting Persons”:

(i)	Tortoise Sponsor II LLC, a Cayman Islands limited liability company;

(ii)	TortoiseEcofin Borrower LLC, a Delaware limited liability company; and

(iii)	TortoiseEcofin Investments, LLC, a Delaware limited liability company.

Tortoise Sponsor II LLC is the record holder of the Class B ordinary shares reported herein. TortoiseEcofin Borrower LLC is the managing member of Tortoise Sponsor II LLC. TortoiseEcofin Parent Holdco LLC is the sole member of TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC is the sole member of TortoiseEcofin Parent Holdco LLC. Accordingly, TortoiseEcofin Borrower LLC, TortoiseEcofin Parent Holdco LLC and TortoiseEcofin Investments, LLC may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Tortoise Sponsor II LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5100 W. 115th Place, Leawood, KS 66211

Item 2(c).	CITIZENSHIP:

(i)	Tortoise Sponsor II LLC – Cayman Islands

(ii)	TortoiseEcofin Borrower LLC – Delaware

(iii)	TortoiseEcofin Investments, LLC – Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP NUMBER:

G89554 102

CUSIP No. G89554 102	13G	Page 6 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. G89554 102	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Tortoise sponsor II llc

/s/ Steven C. Schnitzer
Name:	Steven C. Schnitzer
Title:	Attorney-in-Fact*

TortoiseECOFIN Borrower LLC

/s/ Steven C. Schnitzer
Name:	Steven C. Schnitzer
Title:	Attorney-in-Fact*

TortoiseECOFIN Investments, LLC

/s/ Steven C. Schnitzer
Name:	Steven C. Schnitzer
Title:	Attorney-in-Fact*

*	The Power of Attorney given by each of Tortoise Sponsor II LLC, TortoiseEcofin Borrower LLC, and TortoiseEcofin Investments, LLC were previously filed as exhibits 24.1, 24.2 and 24.3, respectively, to the Form 3 filed by Tortoise Sponsor II LLC with the SEC on September 10, 2020 and are herein incorporated by reference.